LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM EMAIL: gblum@gblumlaw.com	TELEPHONE: (213) 381-7450 FACSIMILE: (213) 384-1035

March 22, 2013

Ms. Catherine T. Brown
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:         Frozen Food Gift Group, Inc.
Response to telephone conversation with SEC on March 20, 2013
Preliminary Information Statement on Schedule 14C
Filed as Correspondence on March 22, 2013
File No. 000-54597

Dear Ms. Brown:

Enclosed is a redlined Preliminary Information Statement on Schedule 14C, Amendment No.2, indicating changes from an amended version of the document filed on February 19, 2013. The changes are made in response to a telephone call on March 20, 2013, with Scott Anderegg of the Securities and Exchange Commission.

In response to staff comments, we have stated in the document that the Company intends to amend its Articles of Incorporation to authorize the issuance of five hundred million (500,000,000) shares of “blank check” preferred stock in place of the five million (5,000,000) shares that we incorrectly stated in the previous filing.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any questions or require anything further, please feel free to call me at 213-381-7450 or Jonathan Irwin, the Company’s CEO, at 888-530-3738.

             Sincerely yours,

            /s/ Gary L. Blum
             Law Offices of Gary L. Blum

cc: Jonathan Irwin